EXHIBIT 99.2

DAIRY MAX AND GAMING COMMUNITY NETWORK HOST

 SECOND ANNUAL MADDEN NFL TOURNAMENT TO PROMOTE

 NUTRITION AND HEALTHY LIFESTYLES AMONG TEXAS STUDENTS

One Talented Madden 23 Student Champion Will Win the Opportunity to

Live Like the Dallas Cowboys for a Day as Part of the

Nationwide “Fuel Up to Play 60” Program

FRISCO, TX / ACCESSWIRE / May 2, 2023 / Dairy MAX, one of the leading regional dairy councils in America, and Gaming Community Network (GCN), a GameSquare Holdings, Inc. company, announced the second annual “Fuel Up to Play 60 Madden NFL 23 Open Tournament.” The tournament is part of an online EA SPORTS Madden NFL 23 competition for students in the Dallas Cowboys’ viewing area, which tests local, middle and high school students' gaming skills for an opportunity to play Madden 23 on a live broadcasted final event and the chance to Live Like the Dallas Cowboys for a Day. The tournament aims to educate the youth gaming community on the importance of fueling their body with healthy foods so they have the energy to play their game.

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“Hosting the Fuel Up to Play 60 Madden NFL 23 Open Tournament with Gaming Community Network offers us a unique opportunity to meet younger consumers exactly where they are,” said Marty McKinzie, Chief Growth Officer, Dairy MAX. “Reaching this key consumer audience in a virtual space where they are most receptive allows us the opportunity to craft proper nutrition messaging that is lasting and impactful.”

In April, students in the Dallas Cowboys’ viewing area had an opportunity to compete at The Salvation Army North Texas Youth Education Town to qualify to play on a live broadcasted final on May 12. In addition to playing against a Dallas Cowboys Alumni Player on stream, the grand prize winner will receive free Raising Canes for a year and will become an honorary Dallas Cowboys player for a day.  The final event will be broadcasted on Twitch at GCN.gg, on YouTube at GCN_gg, and all are encouraged to tune in.

As the Official Nutrition Partner of the Dallas Cowboys, Dairy MAX promotes the importance of healthy, balanced eating for performance in school, in-game, and on the field. As part of the National Football League and National Dairy Council’s “Fuel Up to Play 60” campaign, which aims to help students take steps to own and improve their health, including physical activity and healthy eating, the Fuel Up to Play 60 Madden NFL 23 Open Tournament helps solidify the commitment Dairy MAX has made to this mission.

"Partnering with Dairy MAX to continue to build programs around gaming that educates students and promotes a healthy lifestyle with professional athletes is a message we at GCN are extremely proud of" said Drew Brunson, President at Gaming Community Network. "This Madden NFL 23 showcase will help students take steps to achieve peak performance through a healthy and active lifestyle."

The event will be promoted on social media by a Dallas Cowboys Alumni Player and the host, Darrynton Evans, an active NFL player and avid gamer. GCN will operate all aspects of the tournament, including talent sourcing and operations.

For more information on Dairy MAX and to tune into the tournament, please visit Twitch at GCN.gg and YouTube at GCN_gg.

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About Dairy MAX

Founded more than 40 years ago, Dairy MAX is one of the leading regional dairy councils in America – representing more than 900 dairy farmers and serving communities in eight states: Colorado, southwest Kansas, Louisiana, Montana, New Mexico, western Oklahoma, Texas and Wyoming. A nonprofit organization, Dairy MAX is part of a nationwide effort to support dairy farming and drive impact for every dairy farmer, while promoting American agriculture. The organization operates five audience outreach programs: business development, consumer marketing, health and wellness, industry image and relations and school marketing. For more information about Dairy MAX and its team of experts, visit DairyMAX.org. Dairy resources and delicious recipes are available at DairyDiscoveryZone.com.

About Fuel Up to Play 60

Fuel Up to Play 60 is an in-school nutrition and physical activity program launched by National Football League (NFL) and National Dairy Council (NDC), which was founded by America's dairy farmers, in collaboration with the U.S. Department of Agriculture (USDA). Fuel Up to Play 60 is designed to engage and empower youth to take action for their own health by implementing long-term, positive changes for themselves and their schools. The program additionally encourages youth to consume nutrient-rich foods (low-fat and fat-free dairy, fruits, vegetables and whole grains) and achieve at least 60 minutes of physical activity every day. As a result of the program, 14 million students are making better food choices and 18 million are more physically active. Fuel Up to Play 60 is further supported by several health and nutrition organizations: Action for Healthy Kids, American Academy of Family Physicians, American Academy of Pediatrics, Academy of Nutrition and Dietetics Association/Foundation, National Hispanic Medical Association, National Medical Association and School Nutrition Association. Visit FuelUpToPlay60.com to learn more.

About Gaming Community Network

GCN is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a “Gamer First” promise, GCN’s aggregated & integrated proprietary media network reaches 65M+ MAUs in the US and 115M+ MAUs globally, driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint, be it social, broadcast TV or live stream. GCN collaborates with its partners to deliver memorable experiences for gamers and brands. Learn more at GCN.gg or follow on LinkedIn.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

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